02013740

PE
1-31-02
8-29382

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 904, 675 West Hastings Street, Vancouver, B.C. V6B 1N2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol MFL
Traded on NASD OTC BB symbol MNEFF

Suite 904 • 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel: (604) 687-6263 Fax: (604) 688-0378
website:http://www.minefinders.com

NEWS RELEASE

January 3, 2002

Increased Silver Grade for Satellite Targets on Minefinders Dolores Property

Vancouver, B.C.- Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO reports that new results from the Dolores silver re-analysis program have significantly increased the potential of the satellite targets in the Dolores District. These additional mineralized targets are located peripheral to and not included in the current resource of 2.45 million ounces gold and 129.7 million ounces silver calculated for the Dolores Main Zone deposit. The re-analysis program was initiated following the discovery that supergene silver halide mineralization in the Dolores District was not accurately measured by the previously used silver analytic technique (see NR's dated June 7, 2001 and October 23, 2001). To date a total of 9420 silver re-analyses have been requested and over 8000 have been reported. Certified Ag assay results from ALS-Chemex Labs for all 9420 samples are expected in early January.

Significant increases in silver grade, as compared to previously reported results, are confirmed in the Norte, North Dome, East Dike, and Southwest expansion target areas (figure 1). Table 1 illustrates the magnitude of increase in silver grade by direct comparison of analytical results for select drill intercepts. The select intervals listed in Table 1 show silver increases from 218% to 329% for intercepts in the Norte zone, increases from 87% to 445% for intercepts in the North Dome, increases from 4% to 189% in the East Dike area, and from 7% to 357% in the Southwest zone. The Southwest zone occurs immediately adjacent to the south end of the currently planned open-pit mine indicating potential extension of mineralization within the Main Zone deposit.

The new data underscores Management's belief that the Dolores District contains exceptional untested potential that will positively impact the ultimate mining operation and economic model being prepared for the Dolores Main Zone deposit.

Upon receipt of the remainder of the total digestion silver analyses, all the re-analysis data will be incorporated into the block model for a revised calculation of contained silver and gold. The anticipated impact of higher silver grades to the Dolores Main Zone deposit mine plan will be an increase in total silver and gold production, lower strip ratios, reduced production cost per ounce and accelerated cash flows.

The Company was originally alerted to the possibility of underreporting of silver values at Dolores when column-leach tests (by McClelland Labs) indicated that ores contained an average 30% more silver than that predicted from the original geochemical analysis of drill material. Metallurgical recovery rates and percentage recoveries predicted by column leach tests were based upon total digestion analysis procedures and will not be affected by this new information.

All sample and analysis procedures have been completed by ALS-Chemex Labs of Vancouver, British Columbia. Quality assurance professionals from Chemex and Minefinders management are qualified persons as defined by CSA/NI 43-101.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

Space-Delimited Text version of Table:

Drillhole	Interval Meters	Length Meters	Ag (gpt) original	Ag(gpt)2 reassay	%Increase	Au(gpt)	Aueq*
North Dome							
RND1	141.7-146.3	4.6	20.7	105.0	406%	0.33	**1.79**
R99	99-112.7	13.7	9.3	23.0	147%	0.23	0.55
R98	0-7.6	7.6	5.3	27.8	421%	0.37	0.76
R98	134.1-144.7	10.7	97.0	181.4	87%	0.87	3.39
R102	48.7-71.6	22.9	15.0	82.0	445%	0.41	1.54
R102	57.9-67.0	9.1	30.2	141.2	368%	0.73	2.69
Norte Zone							
RNT1	1.5-7.6	6.1	7.7	24.5	218%	1.21	1.55
RNT2	3-13.7	10.7	4.6	19.9	329%	1.45	1.73
East Dike							
D46	0-44	44.0	11.7	28.4	142%	0.24	0.63
D44	0-78.4	78.4	12.1	34.9	189%	0.42	0.91
R06	35-50.2	15.2	40.8	52.4	28%	1.03	1.76
R05	41.1-62.4	21.3	88.3	91.6	4%	1.70	2.98
Southwest Zone							
D118	217-221	4.0	94.6	181.0	91%	1.07	3.58
R3	216.4-222.5	6.1	33.3	35.5	7%	12.53	13.02
R75	163-179.8	16.8	15.5	36.5	136%	0.75	1.26
R74	129.5-138.6	9.1	56.2	68.4	22%	2.39	3.34
R87	268.2-275.8	7.6	72.8	332.8	357%	0.52	5.14
R88	85.3-100.5	15.2	13.8	42.8	211%	0.30	0.89
R88	141.7-158.4	16.8	12.4	40.2	223%	0.76	1.32
R92	99-126.4	27.4	20.0	46.4	133%	1.03	1.67
R93	59.4-76.2	16.8	13.1	36.5	179%	0.80	1.31

* gold-equivalent is calculated at 72 ounces silver equal to 1 ounce gold. Metallurgical recoveries were determined by pulp-agglomeration column leach tests completed at McClelland Labs in 2000. Recoveries for high-grade silver were greater than 80% and greater than 95% for gold. Metal prices used for gold-equivalent are $4.50 silver and $275 gold.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
904-675 West Hastings Street
Vancouver, B.C.
V6B 1N1

Item 2. **Date of Material Change**

January 3, 2002

Item 3. **Press Release**

State the date and place(s) of issuance of the press release.

The Press Release dated January 3, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canadian Corporate News, Canada Stockwatch and Market News.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced new results from the Dolores silver re-analysis program significantly increasing the potential of the satellite targets in the Dolores District.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 3rd day of January, 2002.

Minefinders Corporation Ltd.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director and Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

MINEFINDERS
CORPORATION LTD.

Listed on the TSE symbol MFL
Traded on NASD OTC BB symbol MNEFF

Suite 904 • 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel: (604) 687-6263 Fax: (604) 688-0378
website:http://www.minefinders.com

NEWS RELEASE

January 3, 2002

Increased Silver Grade for Satellite Targets on Minefinders Dolores Property

Vancouver, B.C.- Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO reports that new results from the Dolores silver re-analysis program have significantly increased the potential of the satellite targets in the Dolores District. These additional mineralized targets are located peripheral to and not included in the current resource of 2.45 million ounces gold and 129.7 million ounces silver calculated for the Dolores Main Zone deposit. The re-analysis program was initiated following the discovery that supergene silver halide mineralization in the Dolores District was not accurately measured by the previously used silver analytic technique (see NR's dated June 7, 2001 and October 23, 2001). To date a total of 9420 silver re-analyses have been requested and over 8000 have been reported. Certified Ag assay results from ALS-Chemex Labs for all 9420 samples are expected in early January.

Significant increases in silver grade, as compared to previously reported results, are confirmed in the Norte, North Dome, East Dike, and Southwest expansion target areas (figure 1). Table 1 illustrates the magnitude of increase in silver grade by direct comparison of analytical results for select drill intercepts. The select intervals listed in Table 1 show silver increases from 218% to 329% for intercepts in the Norte zone, increases from 87% to 445% for intercepts in the North Dome, increases from 4% to 189% in the East Dike area, and from 7% to 357% in the Southwest zone. The Southwest zone occurs immediately adjacent to the south end of the currently planned open-pit mine indicating potential extension of mineralization within the Main Zone deposit.

The new data underscores Management's belief that the Dolores District contains exceptional untested potential that will positively impact the ultimate mining operation and economic model being prepared for the Dolores Main Zone deposit.

Upon receipt of the remainder of the total digestion silver analyses, all the re-analysis data will be incorporated into the block model for a revised calculation of contained silver and gold. The anticipated impact of higher silver grades to the Dolores Main Zone deposit mine plan will be an increase in total silver and gold production, lower strip ratios, reduced production cost per ounce and accelerated cash flows.

The Company was originally alerted to the possibility of underreporting of silver values at Dolores when column-leach tests (by McClelland Labs) indicated that ores contained an average 30% more silver than that predicted from the original geochemical analysis of drill material. Metallurgical recovery rates and percentage recoveries predicted by column leach tests were based upon total digestion analysis procedures and will not be affected by this new information.

All sample and analysis procedures have been completed by ALS-Chemex Labs of Vancouver, British Columbia. Quality assurance professionals from Chemex and Minefinders management are qualified persons as defined by CSA/NI 43-101.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1: Select Intervals from Drilling of Satellite Targets at Dolores

DH	Interval, meters	Length, meters	Avg Silver original	Avg Silver reanalyzed	Increase in Silver	Avg Gold g/t Au	Gold-Equiv. g/t AuEq*

North Dome

DH	Interval, meters	Length, meters	Avg Silver original	Avg Silver reanalyzed	Increase in Silver	Avg Gold g/t Au	Gold-Equiv. g/t AuEq*
RND1	141.7-146.3	4.6	20.7	105.0	**406%**	0.33	**1.79**
R99	99-112.7	13.7	9.3	23.0	**147%**	0.23	**0.55**
R98	0-7.6	7.6	5.3	27.8	**421%**	0.37	**0.76**
R98	134.1-144.7	10.7	97.0	181.4	**87%**	0.87	**3.39**
R102	48.7-71.6	22.9	15.0	82.0	**445%**	0.41	**1.54**
R102	57.9-67	9.1	30.2	141.2	**368%**	0.73	**2.69**

Norte Zone

DH	Interval, meters	Length, meters	Avg Silver original	Avg Silver reanalyzed	Increase in Silver	Avg Gold g/t Au	Gold-Equiv. g/t AuEq*
RNT1	1.5-7.6	6.1	7.7	24.5	**218%**	1.21	**1.55**
RNT2	3-13.7	10.7	4.6	19.9	**329%**	1.45	**1.73**

East Dike

DH	Interval, meters	Length, meters	Avg Silver original	Avg Silver reanalyzed	Increase in Silver	Avg Gold g/t Au	Gold-Equiv. g/t AuEq*
D46	0-44	44.0	11.7	28.4	**142%**	0.24	**0.63**
D44	0-78.4	78.4	12.1	34.9	**189%**	0.42	**0.91**
R06	35-50.2	15.2	40.8	52.4	**28%**	1.03	**1.76**
R05	41.1-62.4	21.3	88.3	91.6	**4%**	1.70	**2.98**

Southwest Zone

DH	Interval, meters	Length, meters	Avg Silver original	Avg Silver reanalyzed	Increase in Silver	Avg Gold g/t Au	Gold-Equiv. g/t AuEq*
D118	217-221	4.0	94.6	181.0	**91%**	1.07	**3.58**
R3	216.4-222.5	6.1	33.3	35.5	**7%**	12.53	**13.02**
R75	163-179.8	16.8	15.5	36.5	**136%**	0.75	**1.26**
R74	129.5-138.6	9.1	56.2	68.4	**22%**	2.39	**3.34**
R87	268.2-275.8	7.6	72.8	332.8	**357%**	0.52	**5.14**
R88	85.3-100.5	15.2	13.8	42.8	**211%**	0.30	**0.89**
R88	141.7-158.4	16.8	12.4	40.2	**223%**	0.76	**1.32**
R92	99-126.4	27.4	20.0	46.4	**133%**	1.03	**1.67**
R93	59.4-76.2	16.8	13.1	36.5	**179%**	0.80	**1.31**

- gold-equivalent is calculated at 72 ounces silver equal to 1 ounce gold. Metallurgical recoveries were determined by pulp-agglomeration column leach tests completed at McClelland Labs in 2000. Recoveries for high-grade silver were greater than 80% and greater than 95% for gold. Metal prices used for gold-equivalent are $4.50 silver and $275 gold.

Space-Delimited Text version of Table:

Drillhole	Interval Meters	Length Meters	Ag (gpt) original	Ag(gpt)2 reassay	%Increase	Au(gpt)	Aueq*
North Dome							
RND1	141.7-146.3	4.6	20.7	105.0	406%	0.33	1.79
R99	99-112.7	13.7	9.3	23.0	147%	0.23	0.55
R98	0-7.6	7.6	5.3	27.8	421%	0.37	0.76
R98	134.1-144.7	10.7	97.0	181.4	87%	0.87	3.39
R102	48.7-71.6	22.9	15.0	82.0	445%	0.41	1.54
R102	57.9-67.0	9.1	30.2	141.2	368%	0.73	2.69
Norte Zone							
RNT1	1.5-7.6	6.1	7.7	24.5	218%	1.21	1.55
RNT2	3-13.7	10.7	4.6	19.9	329%	1.45	1.73
East Dike							
D46	0-44	44.0	11.7	28.4	142%	0.24	0.63
D44	0-78.4	78.4	12.1	34.9	189%	0.42	0.91
R06	35-50.2	15.2	40.8	52.4	28%	1.03	1.76
R05	41.1-62.4	21.3	88.3	91.6	4%	1.70	2.98
Southwest Zone							
D118	217-221	4.0	94.6	181.0	91%	1.07	3.58
R3	216.4-222.5	6.1	33.3	35.5	7%	12.53	13.02
R75	163-179.8	16.8	15.5	36.5	136%	0.75	1.26
R74	129.5-138.6	9.1	56.2	68.4	22%	2.39	3.34
R87	268.2-275.8	7.6	72.8	332.8	357%	0.52	5.14
R88	85.3-100.5	15.2	13.8	42.8	211%	0.30	0.89
R88	141.7-158.4	16.8	12.4	40.2	223%	0.76	1.32
R92	99-126.4	27.4	20.0	46.4	133%	1.03	1.67
R93	59.4-76.2	16.8	13.1	36.5	179%	0.80	1.31

* gold-equivalent is calculated at 72 ounces silver equal to 1 ounce gold. Metallurgical recoveries were determined by pulp-agglomeration column leach tests completed at McClelland Labs in 2000. Recoveries for high-grade silver were greater than 80% and greater than 95% for gold. Metal prices used for gold-equivalent are $4.50 silver and $275 gold.


Dolores
Target Areas
Surface Mineralization
Drill Collar & Trace
Dome Outline
2000 Resource Area
N
Norte Target
North Dome
Gold-Silver Surface Mineralization
4 km Strike Length
East Dike Target
La Bohemia Mine
Vent Breccia
Central Dome
West Flank Target
Southwest Extension
Sur Zone Target
500 meters

MINEFINDERS
CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 904 • 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. (604) 687-6263 - Fax: (604) 688-0378
website: http://www.minefinders.com

NEWS RELEASE

January 9, 2002

Placer Dome signs agreement on El Malacate Project

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO reports that the Company has reached agreement with Placer Dome Exploration Inc. ("Placer") for the further exploration and development of the El Malacate project (the "Property"), a 35 square kilometer portion of the Company's 400 square kilometer Northern Sonora Property.

Under the agreement, subject to an ongoing 30-day due diligence period, Placer has the right to earn an undivided fifty-one percent (51%) beneficial interest in the Property by making cash payments of US$500,000 and spending US$4.5 million in exploration over a four year period. Placer would have the right to earn an additional 9% interest by completing, at its cost, a bankable feasibility study within six years from the date of the agreement. Placer may acquire a further 10% bringing its total to 70% beneficial interest in the Property upon a production decision and initiation of construction to build a commercial mine on the Property.

Minefinders will be the operator for the first year and thereafter Placer may become the operator at its election. Permitting is underway for an initial 2,000 meter drill program, expected to begin within the next 45 days.

Minefinders has defined six large areas of hydrothermal alteration, brecciation, stockwork veining, and gold mineralization on the El Malacate project (see news releases dated April 18 and September 21, 2001). Detailed geological mapping and systematic sampling (2,400 samples) have advanced several of these prospects to first phase drilling.

The Company looks forward to its association with Placer Dome in the successful exploration and future development of the El Malacate project. In addition, Minefinders will continue to explore and advance its 100% owned Dolores deposit to a final feasibility study and pursue exploration opportunities on the remaining Northern Sonora Property in 2002.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
904-675 West Hastings Street
Vancouver, B.C.
V6B 1N1

Item 2. Date of Material Change

January 9, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release.

The Press Release dated January 9, 2002 was forwarded to the Toronto Stock Exchange and disseminated via ITG International Teledata.

A copy of the Press Release is attached as Schedule "A".

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has reached agreement with Placer Dome Exploration Inc. for the further exploration and development of the El Malacate project in the Company's Northern Sonora Property.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 9th day of January, 2002.

Minefinders Corporation Ltd.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director and Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MINEFINDERS
CORPORATION LTD.

Listed on the TSE symbol: MFL
Traded on NASD OTC BB symbol: MNEFF

Suite 904 • 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. (604) 687-6263 - Fax: (604) 688-0378
website: http://www.minefinders.com

Schedule "A"

NEWS RELEASE

January 9, 2002

Placer Dome signs agreement on El Malacate Project

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF). Mark H. Bailey, President and CEO reports that the Company has reached agreement with Placer Dome Exploration Inc. ("Placer") for the further exploration and development of the El Malacate project (the "Property"), a 35 square kilometer portion of the Company's 400 square kilometer Northern Sonora Property.

Under the agreement, subject to an ongoing 30-day due diligence period, Placer has the right to earn an undivided fifty-one percent (51%) beneficial interest in the Property by making cash payments of US$500,000 and spending US$4.5 million in exploration over a four year period. Placer would have the right to earn an additional 9% interest by completing, at its cost, a bankable feasibility study within six years from the date of the agreement. Placer may acquire a further 10% bringing its total to 70% beneficial interest in the Property upon a production decision and initiation of construction to build a commercial mine on the Property.

Minefinders will be the operator for the first year and thereafter Placer may become the operator at its election. Permitting is underway for an initial 2,000 meter drill program, expected to begin within the next 45 days.

Minefinders has defined six large areas of hydrothermal alteration, brecciation, stockwork veining, and gold mineralization on the El Malacate project (see news releases dated April 18 and September 21, 2001). Detailed geological mapping and systematic sampling (2,400 samples) have advanced several of these prospects to first phase drilling.

The Company looks forward to its association with Placer Dome in the successful exploration and future development of the El Malacate project. In addition, Minefinders will continue to explore and advance its 100% owned Dolores deposit to a final feasibility study and pursue exploration opportunities on the remaining Northern Sonora Property in 2002.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date February 1, 2002

By: ______________________
(Print) Name: Paul C. MacNeill
Title: Director